Mail Stop 4561

December 15, 2009

Robin Raina
Chairman of the Board, President and CEO
Ebix, Inc.
5 Concourse Parkway, Suite 3200
Atlanta, GA 30328

> **Re:** **Ebix, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **File No. 000-15946**

Dear Mr. Raina:

We have reviewed your response to our letter dated October 28, 2009 and have the following comments. References to prior comments in this letter relate to comments in our letter dated October 28, 2009.

General

1.   We note that you have requested confidential treatment for certain responses in your letter to us dated November 23, 2009. However, since you have filed the complete, un-redacted version of the letter on EDGAR, your request for confidential treatment does not conform to the requirements of Rule 83 of the Freedom of Information Act. Please be advised that your response letter will be made publicly available on EDGAR.

Form 10-K for the Period Ended December 31, 2008

Item 1. Business

Products and Services, page 5

2.   In your response to prior comment 1, you explain that revenue is generated through four main channels and then proceed to discuss each respective revenue stream within the four separate channels. Yet, you have not represented whether you will include this information in your subsequent filings, pursuant to Item 101

of Regulation S-K. Tell us whether you intend to include information of this nature in your subsequent filings or why you think that disclosure is not required.

Competition, page 7

3.   Your response to prior comment 2 provides a more detailed examination of your competition in each of the four main business channels in which you operate, yet you have not represented whether you will include this information in subsequent filings. Tell us whether you intend to disclose information of this nature in your subsequent filings pursuant to Item 101(c)(x) of Regulation S-K or why you think that disclosure is not required.

* * * * * * *

Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Stephani Bouvet at (202) 551-3545 with any questions on the above comments. If you need further assistance, you may contact me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief - Legal